Exhibit 99.2

Mid-State Homes, Inc., 4211 W. Boy Scout Blvd., Tampa. FL 33607

Management’s Assertion Concerning Compliance
with USAP Minimum Servicing Standards

February 3, 2004

As of and for the year ended December 31, 2003, Mid-State Homes, Inc. (the “Company”), a wholly owned subsidiary of Walter Industries, Inc., has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (“USAP”), except for as noted below.

We believe that the following minimum servicing standards are not applicable to the Company:

▪	I-2, I-3, I-4, III-3, III-4, and V-3 relate to escrow accounts

▪	III-5 and IV-1 relates to investors who purchase mortgage backed and asset backed bonds

▪	V-2 relates to adjustable rate mortgages

▪	V-4 relates to interest on escrow accounts

▪	VII-I in so far as it relates to an errors and omissions policy, as the Company is self-insured.

2	Custodial bank account reconciliations were not being reviewed and approved by someone other than the person who prepared the reconciliation (ref. I-1).

Management Response: All bank account reconciliations are now being reviewed and approved by someone other than the person who prepared the reconciliation.

As of and for this same period, the Company had in effect a fidelity bond policy in the amounts of $5,000,000, respectively.

/s/ Joseph J. Troy

Joseph J. Troy
President - Mid-State Homes, Inc.

/s/ Kimberly Perez

Kimberly Perez
Chief Financial Officer - Mid-state Homes, Inc.